Exhibit 99.1

For Immediate Release

Emergent Group Inc. Reports Record Second Quarter Sales and EPS of $0.07

Profit Decline Due to Transition to New and More Profitable Technology

SUN VALLEY, Calif.--(PRIMENEWSWIRE)—August 14, 2007—Emergent Group Inc. (OTC BB:EMGP.OB- News), a leading provider of mobile medical lasers and surgical equipment, announced results for the second quarter ended June 30, 2007.  Revenues for the quarter increased 8% to a record $4,331,488 as compared to revenues of $3,993,211 for the same period in 2006.  Net income decreased to $361,204 or $0.07 per basic share for the second quarter as compared to net income of $549,807 or $0.10 per basic share for the same period in 2006.

Bruce J. Haber, Emergent Group Chairman and CEO said, “The Company continued to perform extremely well in the second quarter as we transitioned our BPH platform (Benign Prostatic Hyperplasia, approximately 24% of sales) to a new and more profitable technology.  Although we again recorded record revenues,” Mr. Haber added, “the decline in profit is attributable to our decision to sacrifice short term profit to position Emergent for longer-term growth in BPH and other technologies.  The newer BPH laser and other technologies provide a significantly larger margin of profitability to the Company.”

“We are confident,” Mr. Haber continued, “that the added expenses related to this transition are behind us and we look forward to resuming our long-term trend of both increased revenues and profits”.

 About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”) provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in California, Nevada, Colorado, Utah and Arizona. For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact:                       Bruce J. Haber (914) 235-5550, x12
e-mail:                                           bhaber@primedical.net

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheet

June 30, 2007
ASSETS	(Unaudited)

Current assets
Cash	$1,076,253
Accounts receivable, net of allowance for doubtful
accounts of $19,478	2,312,442
Inventory	460,499
Prepaid expenses	212,013
Deferred tax assets	905,400

Total current assets	4,966,607

Property and equipment, net of accumulated depreciation andamortization of $5,216,079	4,139,020
Goodwill	1,120,058
Other intangible assets, net of accumulated amortization of$143,960	122,326
Deposits and other assets	112,662

Total assets	$10,460,673

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$991,180
Current portion of notes payable	106,227
Accounts payable	531,904
Accrued expenses and other liabilities	1,104,913

Total current liabilities	2,734,224

Capital lease obligations, net of current portion	2,209,323
Notes payable, net of current portion	50,445

Total liabilities	4,993,992

Minority interest	452,038

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,555,881 shares issued and outstanding	222,232
Additional paid-in capital	14,787,551
Accumulated deficit	(9,995,140)

Total shareholders' equity	5,014,643

Total liabilities and shareholders' equity	$10,460,673

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Revenue	$4,331,488	$3,993,211	$8,714,296	$7,984,028
Cost of goods sold	2,623,649	2,362,269	5,190,753	4,801,949

Gross profit	1,707,839	1,630,942	3,523,543	3,182,079

Selling, general, and administrative expenses	1,099,876	986,092	2,188,100	1,962,420

Income from operations	607,963	644,850	1,335,443	1,219,659

Other income (expense)
Interest expense	(59,798)	(42,503)	(111,602)	(89,244)
Gain on disposal of property and equipment	112	1,390	8,214	2,690
Other income, net	21,872	45,663	36,092	76,240

Total other income (expense)	(37,814)	4,550	(67,296)	(10,314)

Income before provision for income taxes
and minority interest	570,149	649,400	1,268,147	1,209,345
Provision for income taxes	(39,510)	(9,972)	(95,412)	(33,836)

Income before minority interest	530,639	639,428	1,172,735	1,175,509

Minority interest in income of consolidated
limited liability companies	(169,435)	(89,621)	(294,420)	(161,707)

Net income	$361,204	$549,807	$878,315	$1,013,802

Basic earnings per share	$0.07	$0.10	$0.16	$0.19

Diluted earnings per share	$0.06	$0.09	$0.15	$0.17

Basic weighted average shares outstanding	5,551,558	5,459,200	5,480,253	5,456,127

Diluted weighted-average shares outstanding	5,874,849	5,805,504	5,802,259	5,802,431